UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

FC Global Realty Incorporated
(Exact name of registrant as specified in its charter)

Nevada	59-2058100
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2300 Computer Drive, Building G, Willow Grove, PA	19090
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:__________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value per share

Item 1.  Description of Registrant’s Securities to be Registered.

The following summary of the terms of the securities of FC Global Realty Incorporated (the “Company”) does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of up to five hundred million (500,000,000) shares of common stock, $0.01 par value per share, and fifty million (50,000,000) shares of preferred stock, $0.01 par value per share.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held at all stockholders’ meetings for all purposes, including the election of directors. The common stock does not have cumulative voting rights. Except as otherwise provided by applicable law, rule or regulation, when a quorum is present at any meeting of the stockholders, any action by the stockholders on a matter except the election of directors shall be approved if approved by a majority of the votes cast. Each nominee for director shall be elected by the majority of the votes cast with respect to that nominee’s election at any meeting for the election of directors at which a quorum is present, provided, however, that, in the case of a director nominee in a Contested Election, the Board of Directors, in its sole discretion, may determine that directors shall be elected by a plurality of the votes cast in any Contested Election, such determination to be made no later than five (5) days prior to the date of the meeting as initially announced. Contested Election means an election of directors with respect to which the Board of Directors determines that the number of nominees exceeds the number of directors to be elected and the Board of Directors has not rescinded such determination by the date that is five (5) days prior to the date of the meeting as initially announced.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless:

●	the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock.

These provisions could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer stockholders the opportunity to sell their stock at a price above the prevailing market price.

The Company’s Amended and Restated Articles of Incorporation state that the Company has elected not to be governed by these provisions.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes, which apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, prohibit an acquiror, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquiror obtains approval of the target corporation’s disinterested stockholders. These provisions specify three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, those shares in an offer or acquisition, and acquired within 90 days thereof, become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The Company's Amended and Restated Articles of Incorporation state that the Company has elected not to be governed by these provisions.

Anti-takeover Effects of Articles of Incorporation and Bylaws

The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its Board of Directors and management.

As noted above, the Company’s Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock without further stockholder approval. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict the Company’s ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of the Company’s common stock.

In addition, according to the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, neither the holders of common stock nor the holders of preferred stock have cumulative voting rights in the election of directors. The lack of cumulative voting makes it more difficult for other stockholders to replace the Board of Directors or for a third party to obtain control of the Company by replacing the Board of Directors. The Company’s Amended and Restated Bylaws also contain a limitation as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, the Company’s Amended and Restated Bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal.

Item 2.  Exhibits.

Exhibit	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 25, 2017)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on May 19, 2017)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2019	FC GLOBAL REALTY INCORPORATED

	By:	/s/ Michael R. Stewart
Michael R. Stewart
Chief Executive Officer